Colliers International Group Inc.

Third Quarter 2015 Financial Results

October 27, 2015

Forward-Looking Statements

Certain statements included herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company's services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

Third Quarter 2015 Results

- Strong operating results for third quarter despite significant foreign currency headwinds
  - 62% of Q3 2015 revenues were generated outside the US
- Achieving revenue diversification
  - 37% of Q3 2015 revenues from Outsourcing & Advisory services, up from 33% in prior period
- Completed four smaller yet strategic tuck-in acquisitions during quarter
  - Expanded presence in two US markets
  - Strengthened existing businesses in Belgium and Northern Africa

Third Quarter 2015 Results Summary

(US$ millions, except per share amounts)

	Q3 2015	Q3 2014	% Change over Q3 2014	
			USD	LC
Revenue	420.3	372.6	13%	25%
Adjusted EBITDA	43.0	31.0	39%	55%
EBITDA Margin	10.2%	8.3%		
GAAP EPS	0.20	0.26	(23%)	
Adjusted EPS	0.52	0.35	49%	

	YTD 2015	YTD 2014	% Change over YTD 2014	
			USD	LC
Revenue	1,165.9	1,040.6	12%	24%
Adjusted EBITDA	102.2	79.7	28%	44%
EBITDA Margin	8.8%	7.7%		
GAAP EPS	(0.37)	0.10	NM	
Adjusted EPS	1.21	0.86	41%	

Third Quarter 2015 Consolidated Revenues

(US$ millions)



Q3 Revenue
420.3
372.6
Outsourcing & Advisory (1)
154.2
121.7
Sales Brokerage
129.3
124.2
Lease Brokerage
136.7
126.7
2015
2014



YTD Revenue
1,165.9
1,040.6
443.5
349.2
344.1
345.1
378.2
346.3
2015
2014

% Change over Q3 2014	USD	LC	Internal Growth (LC)
Outsourcing & Advisory	27%	43%	16%
Sales Brokerage	4%	17%	17%
Lease Brokerage	8%	18%	15%
Total	13%	25%	16%

% Change over YTD 2014	USD	LC	Internal Growth (LC)
Outsourcing & Advisory	27%	42%	16%
Sales Brokerage	(0%)	10%	8%
Lease Brokerage	9%	18%	15%
Total	12%	24%	13%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Third Quarter Geographic Split

(US$ millions)

Q3 2015 Revenue


Asia Pacific
88.5
21%
53%
Americas
223.9
26%
EMEA
107.6

Q3 2015 Adjusted EBITDA


Asia Pacific
8.7
19%
51%
Americas
22.8
30%
EMEA
13.2

Q3 2014 Revenue


Asia Pacific
97.9
26%
54%
Americas
201.9
20%
EMEA
72.5

Q3 2014 Adjusted EBITDA


Asia Pacific
12.4
36%
42%
Americas
14.8
22%
EMEA
7.6

Americas

(US$ millions)

- 12% internal revenue growth in local currencies and 6% growth from recent acquisitions
- Internal growth was driven by Sales Brokerage, primarily in the US, and Outsourcing & Advisory, particularly project management and valuations
- Margin expansion from operating leverage in the US and favorable impact of acquisitions


Revenue
223.9
201.9
Outsourcing & Advisory (1)
66.1
58.4
Sales Brokerage
66.9
60.5
Lease Brokerage
90.9
83.0
Q3 2015
Q3 2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
22.8
14.8
10.2%
7.3%
Q3 2015
Q3 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	11%	18%	12%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

EMEA

(US$ millions)

- 30% internal revenue growth in local currencies and 37% growth from recent acquisitions
- Internal growth was driven by strong Lease Brokerage and Sales Brokerage activity, particularly in Germany, UK, and Poland markets. Project Management also reported strong internal growth.
- Adjusted EBITDA was up 73% from prior year quarter due to increased operating leverage and strong contributions from recently acquired businesses


Revenue
107.7
72.5
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
56.5
26.8
24.4
28.6
23.0
20.9
Q3 2015
Q3 2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
13.2
7.6
12.3%
10.5%
Q3 2015
Q3 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	48%	67%	30%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Asia Pacific

(US$ millions)

- 8% internal revenue growth in local currencies
- Internal growth was driven by Lease Brokerage activity, particularly in Australia and New Zealand
- Adjusted EBITDA was impacted by recruiting costs for new Asia leadership and transaction costs for acquisition ultimately not completed


Revenue
88.5
97.9
Outsourcing & Advisory (1)
31.4
34.5
Sales Brokerage
35.6
40.7
Lease Brokerage
21.5
22.8
Q3 2015
Q3 2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
8.7
12.4
9.8%
12.6%
Q3 2015
Q3 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	(10%)	8%	8%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Capitalization & Capital Allocation Overview

(US$ millions)

	September 30, 2015		December 31, 2014	
Cash	$	98.2	$	90.0
Total Debt		320.0		254.0
Net Debt	$	221.9	$	164.0
Redeemable non-controlling interests		134.5		150.1
Shareholders' equity		109.1		233.2
Total capitalization	$	465.5	$	547.3
Net debt / pro forma adjusted EBITDA		1.3		1.0

	3 Months Ended			
	September 30, 2015		September 30, 2014	
Capital Expenditures	$	4.5	$	3.1
Acquisition Spend (1)	$	16.3	$	6.5

	9 Months Ended			
	September 30, 2015		September 30, 2014	
Capital Expenditures	$	15.8	$	20.0
Acquisition Spend (1)	$	39.6	$	82.4

(1) Includes business acquisitions, contingent acquisition consideration and purchases of non-controlling interests in subsidiaries.

Highlights

- $525 million multi-currency credit facility put in place on June 1, 2015 with 5 year term
- Leverage of 1.3 at September 30, 2015, down from 1.6 at June 30, 2015 and better than expected seasonal de-leveraging
- Expect leverage to decline to 1.1 by December 31, 2015, but will be dependent on acquisition activity in Q4
- Shareholders' equity impacted by spin-off of FirstService to shareholders on June 1, 2015
- Anticipated capital expenditures of $23-25 million for full year 2015

Looking Ahead

- Q4 Outlook
  - Robust revenue pipelines in most markets
  - Continuation of foreign currency headwinds experienced year to date
  - Strong Q4 2014 operating results will make for a tough comparison

- Q4 Focus
  - Continue to pursue select recruits in key markets
  - Conclude 2015 with a strong financial finish while continuing to strategically invest in global platform

Appendix

Reconciliation of GAAP earnings to adjusted EBITDA

	Three months ended		Nine months ended	
(US$ thousands)	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net earnings from continuing operations	$ 18,414	$ 7,016	$ (2,904)	$ 21,526
Income tax	9,226	4,623	12,076	8,304
Other income, net	(461)	(217)	(287)	(936)
Interest expense, net	2,631	1,706	6,522	4,634
Operating earnings	29,810	13,128	15,407	33,528
Depreciation and amortization	9,794	8,321	28,068	25,868
Acquisition-related items	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	1,013	-	14,147	-
Corporate costs allocated to spin-off	-	3,272	2,010	5,817
Stock-based compensation expense	771	2,363	3,463	9,668
Adjusted EBITDA	$ 43,043	$ 31,022	$ 102,191	$ 79,719

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

(US$ thousands)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net earnings from continuing operations	$ 18,414	$ 7,016	$ (2,904)	$ 21,526
Non-controlling interest share of earnings	(4,566)	(4,521)	(13,386)	(14,656)
Amortization of intangible assets	4,312	3,555	11,943	11,476
Acquisition-related items	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	1,013	-	14,147	-
Corporate costs allocated to spin-off	-	3,295	2,048	5,890
Stock-based compensation expense	771	2,363	3,463	9,668
Income tax on adjustments	(1,597)	(2,575)	(9,067)	(6,649)
Non-controlling interest on adjustments	-	(389)	(163)	(970)
Adjusted net earnings	**$ 20,002**	$ 12,682	**$ 45,177**	$ 31,123

(US$)	Three months ended September 30, 2015	Three months ended September 30, 2014	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Diluted net earnings per share from continuing operations	$ 0.20	$ 0.26	$ (0.37)	$ 0.10
Non-controlling interest redemption increment	0.16	(0.19)	(0.08)	0.09
Amortization of intangible assets, net of tax	0.08	0.07	0.22	0.21
Acquisition-related items	0.04	0.10	0.10	0.13
Spin-off stock-based compensation costs	-	-	0.95	-
Spin-off transaction costs, net of tax	0.02	-	0.27	-
Corporate costs allocated to spin-off, net of tax	-	0.06	0.04	0.11
Stock-based compensation expense, net of tax	0.02	0.05	0.08	0.23
Adjusted earnings per share	**$ 0.52**	$ 0.35	**$ 1.21**	$ 0.86